
July 8, 2010

J. Brett Harvey
President and Chief Executive Officer
CONSOL Energy Inc.
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

      Re: CONSOL Energy Inc.
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed February 9, 2010
              File No. 001-14901

Dear Mr. Harvey:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Productive Wells and Acreage, page 23

1.   Please disclose the minimum remaining terms of leases and concessions, as contemplated by Item 1208(b) of Regulation S-K, or otherwise advise us of the applicability of this disclosure requirement.

Other Supplemental Information—Supplemental Gas Data (unaudited), page 167

Proved Oil and Gas Reserve Quantities, page 170

2.   We note your disclosure in footnote (c) that "Extensions and discoveries also include
        120,933 MMcfe as a result of initially applying the amendments of ASC 932 in ASU
        2010-03 related to capturing proved undeveloped locations more than one location away
        if reliable technology can be demonstrated." Please provide a general discussion of the
        technologies used to establish the material additions to your proved reserves, as
        contemplated by Item 1202(a)(6) of Regulation S-K.

Proved Undeveloped Reserves, page 171

3.   We note your disclosure in footnote (b) that you have 120,000 MMcfe of reserves "that
        have been reported for more than five years that relate specifically to Consol Energy's
        Buchanan Mine." Please explain, with a view towards expanded disclosure, the reasons
        why these reserves remain undeveloped for five years or more, as contemplated by Item
        1203(d) of Regulation S-K. As part of your response, please explain how these reserves
        constitute "specific circumstances" under Rule 4-10(31)(ii) of Regulation S-X and refer
        to questions 108.01 and 131.03 through 131.06 of our Compliance and Disclosure
        Interpretations. 'You can find this interpretation at:
        http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

4.   We note your disclosure of the total capitalized exploratory well cost activity as of
        December 31, 2009 on page 171. Please expand your disclosure to address the remaining
        requirements of FASB ASC Topic 932-235-50-16, or otherwise tell us how your
        disclosure complies with such guidance.

Standardized Measure of Discounted Future Net Cash Flows, page 172

5.   We note you include 'Development costs incurred during the period,' 'Difference in
        previously estimated development costs compared to actual costs incurred during the
        period,' and 'Changes in estimated future development cost' as sources of change in the
        standardized measure; and that the first referenced change equates to that presented in
        your costs incurred table on page 167. Please tell us how the amounts reflected in your
        aggregate changes presentation complies with FASB ASC 932-235-50-35(g), which
        requires disclosure of previously estimated development costs incurred during the period.
        See also ASU 2010-3, Example 6.

Engineering Comments

General

6.   We note your reference to safety statistics, in regards to an improved incidence rate and overall safety performance, in your Form 424(b)(5) filed on March 29, 2010. With a view towards possible disclosure in your Form 10-K, please tell us about your safety program including capital expenditures, safety initiatives, and statistical measures, such as those statistics reported by MSHA, that your organization utilizes to monitor performance. In addition, please indicate if any of the mine operations under your control have been closed or shutdown during your 2009 fiscal year as a result of an accident or safety concern.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721, Mark Wojciechowski at (202) 551-3759, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director